Exhibit 100.1

NICE Actimize Recognized As Anti-Financial Crime Platform
Market Leader in Ovum’s Decision Matrix Report With
Highest Score Average Across Its Three Key Areas

NICE Actimize excelled as number one in the Market Leaders-Technology category ranking for transaction fraud prevention providers as well as ranking number one for its integrated anti-financial crime focus.

Hoboken, NJ, January 23, 2017 – NICE Actimize, a NICE (Nasdaq: NICE) business, has been recognized by Ovum as the Anti-Financial Crime Platform category leader in its recent report, “Ovum Decision Matrix: Selecting an Anti-Financial Crime Solution, 2017–18.” According to Ovum, NICE Actimize received the highest total average score across the report’s three primary areas: technology, execution, and market impact. Ovum is a leading independent global analyst and consulting company.

The key characteristic separating the Leaders category from the Challengers category in the Ovum report was a consistently strong all-round performance in offering financial institutions enterprise-wide platform coverage. In other areas of the Decision Matrix report, NICE Actimize also excelled as number one in the Market Leaders-Technology category ranking transaction fraud prevention providers, as well as ranking number one for its integrated anti-financial crime focus.

According to the report, NICE Actimize's Enterprise Risk Case Manager (ERCM) is one of the leading anti-financial crime platforms available in the market. The report states that the solution provides strong all-around coverage across the full range of core capabilities. Fully scalable, the ERCM suite offers financial services organizations of all sizes market-leading capabilities, both for enhancing existing systems and for net-new deployments. Ovum recommends that banks short-list NICE Actimize's Enterprise Risk Case Manager when searching for a competitive anti-financial crime platform solution.

The report also stated that NICE Actimize has a strong set of case management and reporting capabilities, including its Tuning Insights and Visual Analytics Insight packs, which provide a high degree of customizable experience. With real-time data access, these interactive dashboards provide advanced data visualization, supporting financial institutions in their reporting, investigation, and model-refining tasks. Ovum also noted NICE Actimize's anti-money laundering suite of solutions, include STAR and FATCA Compliance modules which provide purpose-built out-of-the-box capabilities for regulatory filing and compliance management.

Daniel Mayo, Chief Analyst, Financial Services Technology, Ovum
“NICE Actimize demonstrated a clear innovation strategy, aimed at focusing its R&D on improving its platform's capabilities, such as further integrating machine-learning capabilities into its modules. With some major releases coming up shortly in its pipeline, NICE Actimize's ERCM is one of the leading anti-financial crime platforms available in the market.”

Joe Friscia, President, NICE Actimize
"NICE Actimize continues to provide industry-leading solutions that enable organizations to better operationalize financial crime fighting across many channels, as we advance our vision of Autonomous Financial Crime Management and its strong focus on intelligent automation and making more effective use of data and personnel,” said Joe Friscia, president of NICE Actimize. “We thank the analyst team at Ovum for recognizing our significant experience and innovation, and the importance we place on supporting our global customer base.”

NICE Actimize recently announced its Autonomous Financial Crime Management (AFCM), an advanced technology management approach that will enable financial services organizations to mitigate and control financial crime and compliance risks better, faster and earlier while significantly reducing cost. Leveraging its deep domain knowledge in financial crime, NICE Actimize’s AFCM merges innovative technologies such as machine learning, advanced analytics and automation, onto a single specialized financial crime platform.

About Ovum
Ovum is a market-leading research and consulting firm focused on helping digital service providers and their technology partners thrive in the connected digital economy. Through its 150 analysts and consultants worldwide, it offers expert analysis and strategic insight across the IT, telecoms, and media industries. Founded in 1985, Ovum has one of the most experienced analyst teams in the industry and is a respected source of guidance for business leaders, CIOs, vendors, service providers, and regulators looking for comprehensive, accurate, and insightful market data, research, and consulting. With 23 offices across six continents, Ovum offers a truly global perspective on technology, communications and media markets. Ovum provides clients with insight, including workflow tools, forecasts, surveys, market assessments, technology audits, and opinion.

Ovum is part of the Business Intelligence Division of Informa plc, a leading business intelligence, academic publishing, knowledge and events group listed on the London Stock Exchange.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia and Mr. Mayo are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.